UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 28th ORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 16th, 2026

1.        DATE, TIME AND VENUE: On April 16th, 2026, at 02:00 p.m., at the headquarter of Telefônica Brasil S.A. (“Company”), located at Avenida Engenheiro Luiz Carlos Berrini, 1376, Neighborhood Cidade Monções, city of São Paulo, state of São Paulo.

2. CALL NOTICE: The call notice was published in the newspaper Valor Econômico on March 5th/6th/9th, 2026, on pages C5, B5, and B11, respectively, with simultaneous release of the publication online on the page of said newspaper.

3. PUBLICATIONS: The Company’s financial statements, followed by the management’s report and of the opinions of the Board of Directors, Audit and Control Committee and Fiscal Board, regarding the fiscal year ended on December 31st, 2025, were published in a summarized manner in the newspaper Valor Econômico, on pages C5 to C7 of the issue of February 24th, 2026, being provided in its entirety, along with the independent auditors' report, online on the page of said newspaper, as per article 289 of Law No. 6,404/76, as amended (“Corporations Law”). All documents related to the subject matters to be resolved on in this Ordinary General Meeting (“Meeting”), as set forth in CVM Resolution No. 81/22, as amended (“RCVM 81”), were provided to the shareholders on the Company’s websites (ri.telefonica.com.br/en), of the Securities and Exchange Commission – CVM (www.gov.br/cvm) and of B3 S.A. – Brasil, Bolsa, Balcão (https://www.b3.com.br/en_us/) on March 4th, 2026.

4.        ATTENDANCE: The Ordinary General Meeting was attended, on first call, by shareholders representing approximately 91.93% of the common shares issued by the Company, which are included in the Shareholders' Attendance Register No. 006, considering the valid remote voting bulletins received through B3 S.A. – Brasil, Bolsa, Balcão, acting as the central securities depository of the Company’s shares and also directly by the Company, pursuant to RCVM 81, according to the summary voting map consolidating the votes cast remotely, disclosed on April 14th, 2026 (“Consolidated Remote Voting Map”). Therefore, there is legal quorum to open this Meeting and resolve on the items included in the agenda.

Also present were Mr. Breno Rodrigo Pacheco de Oliveira, General Secretary and Legal Director; Mrs. Luciana Doria Wilson and Mrs. Gabriela Soares Pedercini, members of the Fiscal Board; Mr. Marcos Antônio Martins, the Company’s accountant, and Mr. Ricardo Novaes de Queiroz, representative of PricewaterhouseCoopers Auditores Independentes Ltda., to provide any necessary clarifications.

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 28th ORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 16th, 2026

5.        PRESIDING BOARD: Breno Rodrigo Pacheco de Oliveira – Chairman of the Meeting; and Nathalia Pereira Leite – Secretary of the Meeting.

6.        AGENDA:

(1)	Take the management accounts, as well as examine, discuss and vote on the Financial Statements, alongside the Management Report, the Independent Auditors’ Report, the Opinion of the Audit and Control Committee, and the Opinion of the Fiscal Council, for the fiscal year ended on December 31, 2025

(2)	Resolve on the results allocation proposal for the fiscal year ended on December 31, 2025

(3)	Elect the members of the Fiscal Board;

(4)	Re-ratify the global annual compensation limit for the Company’s management and Fiscal Council members referring to the fiscal year ended December 31, 2025; and

(5)	Set the global annual compensation limit for the Company’s management and Fiscal Council members for the fiscal year ending December 31, 2026

7.        RESOLUTIONS: It was informed that the documentation related to this Shareholders’ Meeting, including the Consolidated Remote Voting Map, was available for consultation by the shareholders. The shareholders present agreed to (i) waive the reading of such documents, as they were fully known to all, and (ii) the preparation of these minutes in summary form, pursuant to Article 130, paragraph 1, of the Corporations Law, as well as the voting or dissenting declarations will be numbered in sequence, authenticated by the presiding board and by any shareholder that requests it, being shelved at the Company’s headquarters.

After examining and discussing the items of the agenda, the attending shareholders resolved as follows:

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 28th ORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 16th, 2026

(1)             Take the management accounts, as well as examine, discuss and vote on the Financial Statements, alongside the Management Report, the Independent Auditors Report, the Opinion of the Audit and Control Committee, and the Opinion of the Fiscal Board, for the fiscal year ended on December 31st, 2025.

The matter was approved by majority vote, with abstentions recorded (according to the final summary voting map in Exhibit A), the accounts of the administrators, as well as the Financial Statements, accompanied by the Management Report, the Independent Auditors' Report, the Audit and Control Committee's Opinion, and the Fiscal Board's Opinion, for the fiscal year ended December 31, 2025.

(2)        Resolve on the proposal for the allocation of the net income for the fiscal year ended on December 31st, 2025.

The allocation of the results for the fiscal year ended December 31, 2025, was approved by majority vote, with abstentions recorded (according to the final summary voting map in Exhibit A), in accordance with the Management Proposal previously published on the websites of the Securities and Exchange Commission – CVM, B3 – Brasil, Bolsa and Balcão and the Company, briefly described below:

Amount in R$
Net Profit of the Year	6,167,905,583.85
(-) Appropriation to the legal reserve	308,395,279.19
(-) Appropriation to the reserve for non-distributable tax incentives	7,558,797.80
(=) Adjusted Net Profit (A)	5,851,951,506.86

Mandatory dividends – 25% of net income	1,462,987,876.71

(-) Interest on Capital Declared in the 2025 Fiscal Year (B)	3,370,000,000.00
(-) Interest on capital (gross)	3,370,000,000.00

(=) Balance of Non-allocated Net Profit (A – B)	2,481,951,506.86

(+) Interest on capital and dividends prescribed	150,553,352.28
(+) Recognized actuarial gains and effect of limitation of the assets of the surplus plans, net of taxes	10,156,522.23
(=) Net Profit Available for Distribution	2,642,661,381.37
Balance of Net Profit Allocated to the Reserve for Shareholder Remuneration and Investments	2,642,661,381.37

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 28th ORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 16th, 2026

The payment of interest on capital (already declared and now imputed to the mandatory dividend) occurred on December 2nd, 2025, and April 14th, 2026, as per Notices to Shareholders published on November 25th, 2025, and February 23rd, 2026.

(3) Elect the members of the Fiscal Board.

(a)        For a separate election, without the participation of the Company's controlling shareholders, in accordance with Article 161, § 4, item "a" of the Brazilian Corporate Law, the minority shareholders nominated the following candidates:

•	As effective member, Mrs. Gabriela Soares Pedercini, Brazilian, married, electrical engineer, RG MG-14.207.779, CPF 085.995.616-42, resident and domiciled in the city of Belo Horizonte, state of Minas Gerais, with business address in the city of Belo Horizonte, state of Minas Gerais, at Av. dos Andradas, No. 3323, room 601, Santa Tereza, ZIP Code 31010-560 and, as her respective alternate, Mrs. Isabella Farah Costa, Brazilian, married, lawyer, holder of Identity No. MG-14.331.820, registered with CPF under No. 091.583.006-00, resident and domiciled in the city of Belo Horizonte, state of Minas Gerais, with business address in the city of Belo Horizonte, state of Minas Gerais, at Bernardo Guimarães St., No. 310, room 1402, Funcionários, ZIP Code 30140-080, both nominated by the shareholder Sabattini Participações Ltda.

Subsequently, Mrs. Gabriela Soares Pedercini and Mrs. Isabella Farah Costa were elected by unanimity of votes cast by the minority shareholders participating in the separate election (according to the final summary voting map in Exhibit A), as effective member and alternate member of the Fiscal Board, respectively, for a term that will extend until the Ordinary General Meeting to be held in 2027.

(b)            In a general election, by majority of votes, with abstentions recorded (according to the final summary voting map in Exhibit A), were elected, by indication of the controlling shareholders Telefónica Latinoamérica Holding, S.L. and Telefónica, S.A., for a term that will extend until the Annual General Meeting to be held in 2027:

(i)	Mr. Sergio Barcelos Dutra de Almeida, Brazilian, married, business administrator, RG 92680685, issued by IFP-RJ, CPF 016.735.457-42, resident and domiciled in the city of São Paulo, state of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city of São Paulo, state of São Paulo, ZIP Code 04571-936, as effective member of Fiscal Board; and Mr. Stael Prata Silva Filho, Brazilian, married, business administrator, RG No. 4.650.496-5, issued by SSP-SP, CPF No. 374.378.958-20, resident and domiciled in the city of São Paulo, state of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city of São Paulo, state of São Paulo, ZIP Code 04571-936, as his respective alternate; and

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 28th ORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 16th, 2026

(ii)	Mrs. Luciana Doria Wilson, Brazilian, married, bachelor’s degrees in Accounting Science and Economics, RG 25.396.311-4, issued by SSP-SP, CPF 268.475.448-99, resident and domiciled in the city of São Paulo, state of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city of São Paulo, state of São Paulo, ZIP Code 04571-936, as effective member of Fiscal Board; and Mr. Charles Edwards Allen, Brazilian, single, economist, RG 4.730.628, issued by SSP-SP, CPF 669.820.148-00, resident and domiciled in the city of São Paulo, state of São Paulo, Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city of São Paulo, state of São Paulo, ZIP Code 04571-936, as her respective alternate.

The members of the Fiscal Board are vested into their respective positions upon the execution of their respective instruments of investiture and clearance statements, through which they will state that they are not subject to the legal impediments for the exercise of the position of members of the Fiscal Board and that they have the conditions of assuming said functions, pursuant to paragraph 4 of art. 147 of the Corporations Law.

(4)        Re-ratify the value of the global limit for the annual remuneration of administrators and members of the Company's Fiscal Board for the fiscal year ending December 31st, 2025.

Approved, by majority of votes, with abstentions recorded (according to the final summary voting map in Exhibit A), the re-ratification of the value of the global limit for the annual remuneration of administrators and members of the Company’s Fiscal Board for the fiscal year ended on 31 December 2025, of R$59,548,905.04 (fifty-nine million, five hundred and forty-eight thousand, nine hundred and five reais and four cents), corresponding to an amount net of social charges borne by the employer (contribution to social security and FGTS), up to R$63,621,590.12 (sixty-three million, six hundred and twenty-one thousand, five hundred and ninety reais and twelve cents), net of social charges borne by the employer (contribution to social security and FGTS).

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 28th ORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 16th, 2026

(5)        Set the amount of the global limit for the annual compensation of officers and directors and members of the Fiscal Board for the fiscal year ending on December 31st, 2026.

Approved, by majority of votes, with abstentions recorded (according to the final summary voting map in Exhibit A), the value of the global limit for the annual remuneration of administrators and members of the Fiscal Board for the fiscal year ending on December 31st, 2026, up to R$69,623,394.71 (sixty-nine million, six hundred and twenty-three thousand, three hundred and ninety-four reais and seventy-one cents), net of social charges borne by the employer (social security contribution and FGTS).

Administrators' remuneration is individualized by the Board of Directors, in accordance with the terms set out in the Company's bylaws.

It is noted that the remuneration of the members of the Fiscal Board will not be less than 10% of the one that, on average, is attributed to each Director, not including benefits, representation funds and profit sharing, in accordance with the Corporations Law.

8.  VOTING MAP: according to article 22, paragraph 5, of RCVM 80, the final summary voting map, indicating the number of approvals, rejections and abstentions that each resolution received, as well as the number of votes cast to each candidate, is part of these minutes as Exhibit A.

9.  CLOSING: There being nothing further to discuss, the Chairperson of the Meeting declared the Meeting closed and ordered the suspension of the Meeting in order to draw up the minutes in summary form. It was also noted that the shareholders' signatures shall be omitted in the publication of the minutes. The minutes were read, approved, and signed by the members of the Presiding Board, as well as by the attending shareholders and other members identified below, already considering the shareholders that voted remotely, pursuant to article 47, paragraph 1, of RCVM 81.

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 28th ORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 16th, 2026

Presiding Board: Breno Rodrigo Pacheco de Oliveira - Chairperson of the Meeting and Management Representative; Nathalia Pereira Leite – Meeting Secretary

Shareholders:

Those in attendance via remote voting bulletin, pursuant to article 47, paragraph 1, of RCVM 81:

FINACAP ICATU PREVIDENCIÁRIO FIFE FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES, FINACAP MAURITSSTAD FUNDO DE INVESTIMENTO FINANCEIRO - CLASSE DE INVESTIMENTO EM AÇÕES - RESPONSABILIDADE LIMITADA, ARRECIFES FUNDO DE INVESTIMENTO EM AÇÕES, Williney Silva Moreira Pereira, ALEXANDRE DE MOURA COELHO PEREIRA, ANTONIO LAUDECI MANTOVANI, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING, FRANKLIN LIBERTYSHARES ICAV, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI, HARTFORD MULTIFACTOR EMERGING MARKETS ETF, HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG, IGOR HENRIQUE PEREIRA RODRIGUES, INVESCO DWA EMERGING MARKETS MOMENTUM ETF, ISHARES EMERGING MARKETS DIVIDEND ETF, ISHARES MSCI BRAZIL ETF, IVAN PERES, RODRIGO SFREDO KRUGER, SEI GLOBAL MASTER FUND PLC, THE SEI EMERGING MKT EQUITY FUND, SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG, STICHTING PENSIOENFONDS ABP, VANGUARD FUNDS PUBLIC LIMITED COMPANY, XTRACKERS (IE) PUBLIC LIMITED COMPANY, ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND, ADEMIR BRAGA DE MORAES, ADRIANA ALCANTARA DE PAULA, ADILSON KANEHIRA, ARNOLDO PANCHENIAK FILHO, ALICE BARBOSA FRAGA COSTA, AXA INVESTMENT MANAGERS SCHWEIZ AG ON BEHALF OF AX, ABRDN CANADA FUNDS - EMERGING MARKETS ALL CAP CORE, ARK INVEST UCITS ICAV, ANDRA AP-FONDEN, ALAN VINICIUS DOS SANTOS COSTA, AAI LIMITED, ABRDN SICAV I - EMERGING MARKETS INCOME EQUITY FUN, CARLOS HENRIQUE BARBOSA CASSA JUNIOR, ARROWSTREET EMK ALPHA EXTENSION FUND L.P., ADOLFO FABIANO KLEIN DANGELO, ABRDN OEIC IV-ABRDN EMERGING MARKETS EQUITY TRACKER FUND, ALLEF FRANCISCO DOS PRASERES, ALUISIO MENDES DA ROCHA FILHO, CAIXABANK MASTER RENTA VARIABLE EMERGENTE ADVISED, ALASKA COMMON TRUST FUND, ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND, ABRDN SICAV I - DIVERSIFIED INCOME FUND, ANGELO RODRIGUES COELHO, ALPHA ADVANTAGE GLOBAL EX USA DIVERSIFIED FACTOR FUND, BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION, BRANDES EMERGING MARKETS VALUE FUND, ACADIAN EMERGING MARKETSMANAGED VOLATILITY E F L, ALLIANZ GLOBAL INVESTORS FUND-ALLIANZ EM M EQ OPP, ELINALDO VIEIRA DOS SANTOS, ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ BEST STYLES E M E, DWS INVESTMENT S.A. FOR ARERO - DER WELTFONDS, CESAR EDMUNDO TORO, AVIVA INVESTORS, AQR LEELANAU FUND, L.P., ABRDN EMERGING OPPORTUNITIES FUND, ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY ALPHA EXT FUND I, ABEL FERNANDO ALVES DE SOUZA, ADMIR TADEU ROSSINI, ANDREA CARVALHO MAIA VIEIRA CASTRO, BIMCOR GLOBAL EQUITY POOLED FUND, AQR FUNDS - AQR TM EMERGING MULTI-STYLE FUND, ALTAMIR SANTOS FILHO, ABRDN OEIC II-ABRDN EMERGING MARKETS INCOME EQUITY FUND, BMO MSCI EMERGING MARKETS INDEX ETF, APOSTLE PEOPLE AND PLANET DIVERSIFIED FUND, CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS H AND W FUND, BRIGHTHOUSE FUNDS TRUST I-SSGA EMERGING MARKETS EN, AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F, BLACKROCK BALANCED CAPITAL PORTFOLIO OF BLACKROCK SERIES FUN, 1895 FONDS FGR, DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM, EDGAR TADASHI KOMURA YOSHINO, BRITISH COAL STAFF SUPERANNUATION SCHEME, FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND, FIREMEN S ANNUITY AND BEN. FD OF CHICAGO, ABRDN OEIC VI-ABRDN EMERGING MARKETS EQUITY ENHANCED INDEX F, CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM, INTERNATIONAL EQUITIES PASSIVE B UNIT TRUST, HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO, LEGAL GEN FUTURE WRD CLIMATE CHANGE EQTY FACTORS IND FUND, AMAURI SHOSSEI KUDAKA, CITIBANK N.A., LUIZ BARSI FILHO, RUI FERNANDO HUBNER, DIEGO LUIZ MILITZ, 3M EMPLOYEE RETIREMENT INCOME PLAN TRUST, ACADIAN ALL COUNTRY WORLD EX US FUND, ACADIAN COLLECTIVE INVESTMENT TRUST, ACADIAN EMEMRGING MARKETS EQUITY FUND, ACCIDENT COMPENSATION CORPORATION, ACTIVE M INTERNATIONAL EQUITY FUND, ADEMIR AFONSO CAPRIOLI, ADRIAN LUIZ BULZAN DOS REIS, ADRIANO MONTANHER, ADVISORS INNER CIRCLE FUND-ACADIAN E.M.PORTF, AILTON SILVA SAMPAIO, ALASKA PERMANENT FUND, ALBERTO DEODATO DE MELLO, ALCINO DE SOUZA OLIVEIRA, ALL COUNTRY EX US EQUITY MARKET SUBTRUST OF DFA GR, ALLIANZ ACTIONS EMERGENTES, ALLIANZ EMERGING MARKETS EQUITY FUND, ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT, AMAURI MOTA BRANDAO, ANDRE CARVALHO SAWRUK, ANDRE LUIZ DOS SANTOS MOURA, ANGELINO LIMA FELICIO, ANTONIO GENUINO NETO, ANTONIO LAURENTINO SOUTO NETO, APPLE 401(K) PLAN, AQR INNOVATION FUND, L.P., AQR LUX FUNDS II - AQR STYLE PREMIA: ALL COUNTRY EQUITY FUND, ARERO - DER WELTFONDS -NACHHALTIG, ARROW. CAP. IR. LTD FAOBO ARR. GL. EQ. CCF, ASFOTA CCF, ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY FUND I, ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY FUND II, ARROWSTREET (DELAWARE) CUSTOM ALPHA EXTENSION FUND, ARROWSTREET (DELAWARE) L/S FUND L.P., ARROWSTREET ACWI ALPHA EXTENSION COMMON VALUES TRU, ARROWSTREET ACWI ALPHA EXTENSION FUND III (CAYMAN), ARROWSTREET ACWI ALPHA EXTENSION FUND V (CAYMAN) L, ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND, ARROWSTREET CAPITAL COPLEY FUND LIMITED, ARROWSTREET CAPITAL EXETER FUND LIMITED, ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED, ARROWSTREET CAPITAL NEWBURY FUND LIMITED, ARROWSTREET CLARENDON TRUST FUND, ARROWSTREET COLLECTIVE INVESTMENT TRUST, ARROWSTREET EMERGING MARKET ALPHA EXTENSION TRUST, ARROWSTREET EMERGING MARKET TRUST FUND, ARROWSTREET GLOBAL EQUITY - ALPHA EXTENSION FUND, ARROWSTREET GLOBAL EQUITY ACWI TRUST FUND, ARROWSTREET GLOBAL EQUITY FUND, ARROWSTREET INTERNATIONAL EQUITY - ALPHA EXTENSION FUND, ARROWSTREET INTERNATIONAL EQUITY ACWI EX US TRUST FUND, ARROWSTREET US GROUP TRUST, ARTHUR SIQUEIRA FERRARI, ASCENSION ALPHA FUND, LLC, ASSET MANAGEMENT EXCHANGE UCITS ICAV, ATAIDE MOMBERG DOMINGUES JUNIOR, AUSTRALIAN RETIREMENT TRUST, AUSTRALIANSUPER PTY LTD AS TRUSTEE FOR AUSTRALIASUPER, AVADIS FUND - AKTIEN EMERGING MARKETS INDEX, AVIVA LIFE PENSIONS UK LIMITED, AXA IM ETF ICAV, AXA WORLD FUNDS - FRAMLINGTON EMERGING MARKETS, BAPTIST HEALTH SOUTH FLORIDA, INC., BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY, BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH), BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD, BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, BLACKROCK DEFENSIVE ADVANTAGE EMERGING MARKETS FUN, BLACKROCK GLOBAL INDEX FUNDS, BLACKROCK INSTITUTIONAL POOLED FUNDS PLC, BLACKROCK MSCI ACWI MINIMUM VOLATILITY INDEX FUND, BLK MAGI FUND, BMO LOW VOLATILITY EMERGING MARKETS EQUITY ETF, BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND, BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER, BRANDES GLOBAL OPPORTUNITIES FUND, BRANDES INSTITUTIONAL EQUITY TRUST, BRANDES INTERNATIONAL EQUITY FUND, BRANDES INVESTMENT FUNDS P L COMPANY / BRANDES E M V FUND, BRANDES INVESTMENT PARTNERS, L.P., BRANDES INVESTMENT PARTNERS, LP 401(K) PLAN, BRANDES INVESTMENT TRUST - BRANDES INS EMERGING MARKETS FUND, BRANDES INVESTMENT TRUST - BRANDES INT EQUITY FUND, BRENO OTTONI FRAGIORGE, BRIGHTER SUPER, BUREAU OF PUBLIC SERVICE PENSION FUND, BURROUGHS WELLCOME FUND, CAIO ANDREZ LOPEZ NUSA, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, CALVERT EMERGING MARKETS ADVANCEMENT FUND, CALVERT WORLD VALUES FUNDS, INC. - CALVERT E M E FUND, CAMBRIA GLOBAL VALUE ETF, CANADA PENSION PLAN INVESTMENT BOARD, CARDANO GLOBAL SUSTAINABLE EQUITY FUND, CARESUPER, CARLA MEIRE LEAL AROSA, CARLOS ALBERTO BATISTA DA SILVA, CARLOS ALBERTO FELCA SOARES, CARLOS EDUARDO CARVALHO PEREIRA, CARLOS EDUARDO SANTOS DE SOUZA, CARLOS EDUARDO SARAIVA SUGUINO, CATERPILLAR INVESTMENT TRUST, CBJ LTD AS TR FOR JP SCIENC AND TECHNOLOGY AGENCY 16619-9975, CELIA MARIA FERRAZ CARVALHO MOTTA, CENTRAL PROVIDENT FUND BOARD, CHANG HWA COM BK LTD IN ITS CAP AS M CUST OF P LAT A EQ FD, CHEVRON UK PENSION PLAN, CHOGO IRAHA, CHRISTIAN RICARDO ROHR, CHUBB CORPORATION MASTER RETIREMENT TRUST, CITI RETIREMENT SAVINGS PLAN, CITIGROUP PENSION PLAN, CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD, CITITRUST LIMITED AS T OF A F S A MODERATE GROWTH FUND, CITITRUST LTD A T VANGUARD FDS SERIES VANGUARD INCOME FUND, CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN, CITY OF NEW YORK GROUP TRUST, CLAUDIO JOSE GOUVEA GALHARDO, CLAUDIONOR DUFFES VIEIRA, CLAYTON MENEZES SILVA, CLEBER LINCOLN ANDRADE COSTA, CLINTON NUCLEAR POWER PLANT QUALIFIED FUND, COLLEGE RETIREMENT EQUITIES FUND, COLONIAL FIRST STATE EMERGING MARKETS FUND 2, COLONIAL FIRST STATE EMERGING MARKETS FUND 4, COLONIAL FIRST STATE EMERGING MARKETS FUND 6, COLONIAL FIRST STATE GLOBAL SHARE FUND 16, COLONIAL FIRST STATE GLOBAL SHARE FUND 17, COLONIAL FIRST STATE GLOBAL SHARE FUND 22, COLONIAL FIRST STATE GLOBAL SHARE FUND 23, COLONIAL FIRST STATE INVESTMENT FUND 121, COLONIAL FIRST STATE INVESTMENT FUND 122, COLONIAL FIRST STATE INVESTMENT FUND 187, COLONIAL FIRST STATE INVESTMENT FUND 50, COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR, COLUMBIA THREADNEEDLE (IRL) ICAV, COMMINGLED P T F (EM M E) OF JP M CHASE BANK, COMMINGLED PEN TR FD (ACTIVEBUILDERS EM MKTS EQ) OF JPMCB NA, COMMINGLED PENSION TRUST FUND (EMERGING MARKETS EQUITY INDEX, COMMINGLED PENSION TRUST FUND (GL EMERGING MKT OPP) OF JPM, COMMINGLED PENSION TRUST FUND (GLOBAL ALL COUNTRY RESEARCH E, COMMINGLED PENSION TRUST FUND EMERGING MARKETS RESEARCH ENHA, COMMONFUND EM QUANTITATIVE FOCUS FUND, LLC, COMMONFUND SCREENED GLOBAL EQUITY, LLC, COMMONWEALTH SUPERANNUATION CORPORATION, CONNECTICUT GENERAL LIFE INSURANCE COMPANY, CONSTRUCTION BUILDING UNIONS SUPER FUND, COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY, CUST. B. O. J. LTD. A. T. F. R. B. L. A. T. F. J. G. D. M. F, CUSTODY B. OF J. LTD. RE: SMTB G. I. M. F., CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F., CUSTODY B.O.J,L..AS.T.F.S.E.E.INDEX MOTHER FUND, CUSTODY B.O.J,L.AS.T.F.S.E.E.M.V.INDEX MOTHER FUND, CUSTODY BANK OF JAPAN, LTD. AS TR F E EQUITY D IN PL F (PPF), CUSTODY BANK OF JAPAN, LTD. AS TR F E M E IN P M FUND, CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F, CUSTODY BANK OF JAPAN, LTD. RE: SMBCTB (AMUNDI IND, DANIEL FERRAZ MODESTO E SILVA, DANILO FAZIO DIAS, DANILO VENDRAMINI, DELA NATURA- EN LEVENSVERZEKERINGEN N.V., DENILSON DONOLATO, DEPARTMENT OF STATE LANDS, DESJARDINS EMERGING MARKETS EQUITY INDEX ETF, DESJARDINS EMERGING MARKETS OPPORTUNITIES FUND, DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF, DESJARDINS RI EMERGING MARKETS MULTIFACTOR - LOW C, DFC EMERGING MARKETS EQUITY FUND, DILCE MARIA BERNARDI, DIOGO BORGES PROVETE, DISTILLATE INTERNATIONAL FUNDAMENTAL STABILITY V, DIVERSIFIED EQUITY MASTER PORTFOLIO OF MASTER INVESTMENT POR, DOMINI INTERNATIONAL SOCIAL EQUITY FUND, DUKE POWER CO EMPLOYEE RETIREMENT PLAN, DUNHAM INTERNATIONAL STOCK FUND, DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE, DWS INVESTMENT GMBH RE DEAM-FONDS BBR 1, EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD, EATON VANCE MANAGEMENT, EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD, EDERSON MENDES BATISTA, EDILZA DE ASSIS MELO, EDSON MASSAO HAYASHIDA, EDSON PEREIRA RAMOS, EDUARDO FILIPE SOUSA DA COSTA, EDUARDO ROGERIO DE FARIA, EDUARDO ROSA DA SILVA, EDUARDO VASQUES BRUNO, ELBERT DA SILVA LEAO, ELTON SANTOS, EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU, EMERGING M I E FUND, A SERIES OF THE ABRDN I C FUNDS,LLC, EMERGING MARKETS COMPLETION FUND, L.P., EMERGING MARKETS EQUITY INCOME FUND, EMERGING MARKETS EQUITY INDEX MASTER FUND, EMERGING MARKETS EQUITY SELECT ETF, EMERGING MARKETS EX CHINA CORE EQUITY PORTFOLIO OF, EMERGING MARKETS INDEX NON-LENDABLE FUND, EMERGING MARKETS INDEX NON-LENDABLE FUND B, EMPLOYEES RET FD OF THE CITY OF FORT WORTH, EMPLOYEES RET. SYST. OF THE CITY MILWAUKEE, EMPLOYEES RETIREMENT SYSTEM OF TEXAS, EMPOWER ANNUITY INSURANCE COMPANY, ENIO CESAR BARBOSA, ENSIGN PEAK ADVISORS,INC, EQ ADVISORS TRUST - EQ/GLOBAL EM VOLATILITY PORTFOLIO, EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO, EURIZON CAPITAL S.A., EUROPEAN CENTRAL BANK, EVANDRO DA SILVA BARROS, EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR, EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR, FABIO CLERICI, FACTORY MUTUAL INSURANCE COMPANY, FEDERATED HERMES GLOBAL ALLOCATION FUND, FEDERATED HERMES INTERNATIONAL STRATEGIC VALUE DIVIDEND FUND, FELIPE DE ANDRADE ASSME, FELIPE PINTO DE MENDONCA, FELIPE TEODORO DA ROSA, FELIPE TOZIM DEMITI, FERNANDA DE NORONHA FERREIRA DASCENCZE, FERNANDO SILVA ZANGRANDE, FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. 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CIA - RESP LIMITADA, FRANCISCO CARLOS RODRIGUES, FRANCISCO FARIAS CARVALHO, FRANCISCO JOSE LOPES AFONSO, FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN, FREDERICO LUIZ FERNANDES MARCELINO, FREDERICO ZILLES PETRY, FT WILSHIRE GLOBAL LARGE MINIMUM VARIANCE INDEX FUND, FUTURE FUND BOARD OF GUARDIANS, GABRIEL BARCELOS GOMES, GABRIEL DE SOUZA SILVA, GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P, GAM STAR FUND PLC, GARD UNIT TRUST, GASPAR GARCIA DA SILVA, GEDERSON APARECIDO CHIQUESI JUNIOR, GENERAL PENSION AND SOCIAL SECURITY AUTHORITY, GILSON MORAIS LOPES, GLAUBER SANDI MARTINS, GLOBAL ALL CAP ALPHA TILTS FUND, GLOBAL ALPHA TILTS ESG NON-LENDABLE FUND B, GLOBAL EQUITY ACTIVE ETF, GLOBAL EX-US ALPHA TILTS FUND, GLOBAL EX-US ALPHA TILTS FUND B, GLOBAL MACRO CAPITAL OPPORTUNITIES PORTFOLIO, GLOBAL MANAGED VOLATILITY FUND, GODFOND SVERIGE VARLDEN, GOLDMAN SACHS BEWAARSTICHTING I, GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF, GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M, GOLDMAN SACHS ETF TRUST II - GOLDMAN SACHS MARKETB, GOLDMAN SACHS FUND III, GOLDMAN SACHS FUNDS II - GOLDMAN SACHS MULTI-MANAG, GOLDMAN SACHS PARAPLUFONDS 1 N.V., GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGER G E FUND, GOVERNMENT EMPLOYEES PENSION FUND, GUIDEMARK EMERGING MARKETS FUND, GUILERMO BORTOLUZZI BRONDANI, GUILHERME BASSANI ROSA, GUILHERME LAGE BELLO, GUSTAVO ANTONIO MONTEIRO DE VASCONCELLOS, HARTFORD EMERGING MARKETS EQUITY FUND, HARTFORD GLOBAL IMPACT FUND, HARTFORD INTERNATIONAL CAPITAL APPRECIATION FUND, HENRIQUE DE MEDEIROS PRADO, HERMANN MILTON WERNERSBACH, HERMETO GUSTAVO ROMANO, HESTA, HEXAVEST EMERGING MARKETS FUND, HEXAVEST SYSTEMATIC ESG EMERGING MARKETS EQUITY FU, HOSTPLUS POOLED SUPERANNUATION TRUST, HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG, HUGO SILVEIRA MENDES, HUMBERTO DOS SANTOS CARDOSO JUNIOR, IBM 401 (K) PLUS PLAN, IMCO EMERGING MARKETS PUBLIC EQUITY LP, INDUSTRIAL ALLIANCE INSURANCE AND FINANCIAL SERVICES INC., INDUSTRIENS PENSIONFORSIKRING, INTERNATIONAL DEVELOPED EQUITY ACTIVE ETF, INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST, INTERNATIONAL MONETARY FUND, INVESCO EMERGING MARKETS CLASS, INVESCO EMERGING MARKETS FUND (CAN), INVESCO FUNDS, INVESCO GLOBAL EMERGING MARKETS FUND (UK), INVESCO INVESTMENT MANAGEMENT LTD, ACTING AS MANAG, INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF, INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN, INVESCO OPPENHEIMER DEVELOPING MARKETS FUND, INVESCO OPPENHEIMER GLOBAL MULTI-ASSET GROWTH FUND, INVESCO RAFI EMERGING MARKETS ETF, INVESCO SP EMERGING MARKETS LOW VOLATILITY ETF, INVESCO SP EMERGING MARKETS MOMENTUM ETF, INVESTERINGSFORENINGEN NYKREDIT INVEST, TAKTISK ALLOKERING, INVESTERINGSFORENINGEN SPARINVEST INDEX EMERGING MARKETS, IPROFILE INTERNATIONAL EQUITY PRIVATE POOL, IRINEU DARIO STAUB, ISAIAS FERREIRA DE ARAUJO, ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG, ISHARES CORE MSCI EMERGING MARKETS ETF, ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF, ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF, ISHARES EDGE MSCI MIN VOL EMERGING MARKETS ETF, ISHARES EDGE MSCI MIN VOL GLOBAL ETF, ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF, ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND, ISHARES ESG ADVANCED MSCI EM ETF, ISHARES GLOBAL MONTHLY DIVIDEND INDEX ETF (CAD-HEDGED), ISHARES III PUBLIC LIMITED COMPANY, ISHARES IV PUBLIC LIMITED COMPANY, ISHARES MSCI ACWI ETF, ISHARES MSCI ACWI EX U.S. ETF, ISHARES MSCI ACWI LOW CARBON TARGET ETF, ISHARES MSCI BRIC ETF, ISHARES MSCI EMERGING MARKETS ETF, ISHARES MSCI EMERGING MARKETS EX CHINA ETF, ISHARES MSCI EMERGING MARKETS QUALITY FACTOR ETF, ISHARES PUBLIC LIMITED COMPANY, ISHARES V PUBLIC LIMITED COMPANY, ISHARES VI PUBLIC LIMITED COMPANY, J P MORGAN INVESTMENT FUNDS, JAMES ROBERT PERRINI, JANUARIO ARRIERO BORTTAN, JEAN LUCCA DA SILVA LOPES, JEFFREY LLC, JNL EMERGING MARKETS INDEX FUND, JOAO BATISTA JANSEN DANIELE, JOAO EDUARDO NORBERTO, JOAO MANOEL NOGUEIRA DA SILVA, JOEL PICININI, JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT, JOHN HANCOCK FUNDS III INTERNATIONAL GROWTH FUND, JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T, JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST, JORGE ALBERTO DOS SANTOS HADAD, JORGE MARTINEZ MONGE, JOSE ARNALDO SANTOS DE SOUZA JUNIOR, JOSE AUGUSTO SANCHES DE ALMEIDA RIOS, JOSE OLAVO DE ANDRADE IGNACIO OLIVEIRA, JOSE ROBERTO RODRIGUES JUNIOR, JOSE ROMULO DE CASTRO VIEIRA, JOSIANE MAFRA DA ROSA, JOSIVALDO JOSE DOS ANJOS, JP MORGAN EMERGING MARKETS OPPORTUNITIES, JP MORGAN FUND ICVC - JPM EMERGING MARKETS FUND, JPM EMERGING MARKETS ESG EQUITY FUND, JPMORGAN ACTIVEBUILDERS EMERGING MARKETS EQUITY ETF, JPMORGAN BETABUILDERS EMERGING MARKETS EQUITY ETF, JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF, JPMORGAN EMERGING MARKETS EQUITY FUND, JPMORGAN EMERGING MARKETS RESEARCH ENHANCED EQUITY FUND, JPMORGAN ETFS (IRELAND) ICAV, JPMORGAN FUNDS, JPMORGAN FUNDS - EMERGING MARKETS EQUITY FUND, JPMORGAN FUNDS LATIN AMERICA EQUITY FUND, JPMORGAN GLOBAL ALLOCATION FUND, JPMORGAN GLOBAL EMERGING MARKETS HYBRID FUND (QDII), JUAN ANTONIO DE CARVALHO RAINDO, JULIANO ZAMPIERI DOS SANTOS, JULIO CESAR VAZ DA SILVA, JUNIOR FERNANDES DA SILVA, KAIO COSTA DE OLIVEIRA, KAPITALFORENINGEN LD, SMART BETA-MANDAT, KELISON TADEU RIBEIRO, KLAUS SCHUETZER, KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E, LAERERNES PENSION FORSIKRINGSAKTIESELSKAB, LAERTE LOPES RAMOS, LAZARD ASSET MANAGEMENT LLC, LAZARD EM EQUITY ADVANTAGE FUND, LAZARD GLOBAL ACTIVE FUNDS, PLC, LAZARD/WILMINGTON ACW EX-US DIVERSIFIED ADVANTAGE, LEANDRO DOS SANTOS BANDEIRA, LEANDRO OTAVIO KOGA, LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC, LEGAL & GENERAL CCF, LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST, LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS, LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND, LEGAL & GENERAL GLOBAL EQUITY INDEX FUND, LEGAL & GENERAL ICAV, LEGAL & GENERAL INTERNATIONAL INDEX TRUST, LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD, LGPS CENTRAL ALL WORLD EQUITY CLIMATE MULTI FACTOR, LGPS CENTRAL GLOBAL MULTI FACTOR EQUITY INDEX FUND, LIOMAR DE BORTOLI, LOCAL AUTHORITIES SUPERANNUATION FUND, LOCKHEED MARTIN CORP DEFINED CONTRIBUTION PLANS MASTER TRUST, LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST, LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION, LOUSIANA STATE EMPLOYEES RETIR SYSTEM, LSV EMERGING MARKETS EQUITY FUND LP, LSV EMERGING MARKETS EQUITY FUND USA, LSV GLOBAL MANAGED VOLATILITY FUND, LUCAS BITENCOURT SILVEIRA, LUCAS DA LUZ, LUCAS HAUBERT, LUCIANA NICODEMOS DE FRANCA, LUCIO MARCELO DE ANDRADE, LUIAN FALCAO MARTINS, LUIS DE MORISSON FARIA, LUIS HENRIQUE SOUZA DAMASCENO SANTOS, LUIS ROBERTO TEIXEIRA DA SILVA, LUIZ CARLOS GIAMPAOLI DA SILVA, LUIZ CLAUDIO SILVA, LUIZ FERNANDO BLOES MEIRELLES, LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND, MACKENZIE CORPORATE KNIGHTS GLOBAL 100 INDEX ETF, MACQUARIE MULTI-FACTOR FUND, MACQUARIE TRUE INDEX EMERGING MARKETS FUND, MANAGED PENSION FUNDS LIMITED, MARCELLE MAGALHAES BRAZ, MARCELO CAVALCANTI BASTOS, MARCELO DELGADO LANDINI DE MATTOS, MARCELO GARCIA DO COUTO, MARCIA KAWA DE SOUZA, MARCIO BASTOS COSTA, MARCIO GUILHERME MORAES DA COSTA, MARCIO JOSE MARTINS OLIVEIRA, MARCO ANTONIO MONTEIRO BOURGUIGNON, MARCO TULIO RODRIGUES, MARCOS AURELIO ALMEIDA DA SILVA, MARCUS VINICIUS AMORELLI GONZAGA, MARCUS VINICIUS DE ANDRADE LEMOS, MARLENE BENCHIMOL, MARNIO CAVALCANTE CABRAL, MATEUS HENRIQUE NERY DE SANTANA, MATEUS PRINCE ANTUNES, MATHEUS DE ALMEIDA MARTINS, MATHEUS FERNANDES MACIEL, MAUREMAR SANTOS DE FREITAS, MAURI WOORD, MAURICIO RIBEIRO NUNES, MAURICIO VITOR DE SOUZA, MAURO CORDEIRO DORNELLAS, MERCER DIOCESE OF BROOKLYN GROWTH STRATEGY, MERCER DIOCESE OF BROOKLYN LAY PENSION INVESTMENT TRUST, MERCER EMERGING MARKETS SHARES FUND, MERCER QIF FUND PLC, MERCER UCITS COMMON CONTRACTUAL FUND, METZLER ASSET MANAGEMENT GMBH FOR MI-FONDS K18, MGI FUNDS PLC, MICHAEL DIETMAR DONATH, MICROSOFT CORPORATION SAVINGS PLUS 401(K) PLAN, MINEWORKERS PENSION SCHEME, MINISTRY OF ECONOMY AND FINANCE, MISSOURI EDUCATION PENSION TRUST, MOBIUS LIFE LIMITED, MORGAN STANLEY INST FD INC EM MKTS PORTFOLIO, MORGAN STANLEY INSTITUTIONAL FUND INC. SUSTAINABLE, MORGAN STANLEY INV MAN EMERG MKTS TRUST, MORGAN STANLEY INVEST FDS CALVERT SUST EMER MKTS EQ SEL FD, MORGAN STANLEY INVESTMENT FUNDS EMERGING MK EQUITY FUND, MORGAN STANLEY PATHWAY FUNDS - EMERGING MARKETS EQUITY FUND, MORGAN STANLEY VARIABLE I.F. INC, E. M. EQUITY PORTFOLIO, MSCI ACWI EX-U.S. IMI INDEX FUND B2, MSCI ACWI MINIMUM VOLATILITY INDEX FUND B, MSCI EMERGING MARKETS EX CHINA IMI INDEX FUND, MSCI EQUITY INDEX FUND B - BRAZIL, MULTI MANAGER CANADA GLOBAL EQUITIES FUND, MULTI SOLUTIONS - PICTET MULTI ASSET OPPORTUNITIES, MULTI STYLE MULTI MANAGER FUNDS PLC, NATIONAL ELEVATOR INDUSTRY PENSION PLAN, NATIONAL EMPLOYMENT SAVINGS TRUST, NATIONAL PENSION INSURANCE FUND, NATWEST TRUSTEE AND DEPOSITARY S L A T OF ST J P G E U TRUST, NBIMC LOW VOLATILITY EMERGING MARKETS EQUITY FUND, NEBRASKA PUBLIC EMPLOYEES RETIREMENT SYSTEMS, NELITON MARQUES DA SILVA, NELSON SHOJI SHISHITO, NEO NAVITAS MASTER FUNDO DE INVESTIMENTO FINANCEIRO AÇÕES RESPONSABILIDADE LIMITADA, NEUBERGER BERMAN EQUITY FUNDS - EMERGING MARKETS EQUITY FUND, NEUBERGER BERMAN EUROPE HOLDINGS LLC, NEW AIRWAYS PENSION SCHEME, NEW IRELAND ASSURANCE COMPANY PUBLIC LIMITED COMPANY, NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND, NEW YORK STATE TEACHERS RETIREMENT SYSTEM, NEW ZEALAND SUPERANNUATION FUND, NIRALDO RODRIGUES MATOS DA SILVA, NORGES BANK, NORTHERN EMERGING MARKETS EQUITY INDEX FUND, NORTHERN TRUST INVESTIMENT FUNDS PLC, NORTHERN TRUST UCITS FGR FUND, NOW: PENSION TRUSTEE LIMITED IN ITS CAPACITY AS TR, NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS, NUVEEN EMERGING MARKETS EQUITY INDEX FUND, NUVEEN/SEI TRUST COMPANY INVESTMENT TRUST, OAKLAND POLICE FIRE RET SYSTEM, ODUVALDO SANCHES, OFFSHORE EMERGING MARKETS FUND, OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM, OSCAR CHAVES NETO, OTAVIO SILVA DE MEDEIROS JUNIOR, PACE INT EMERG MARK EQUITY INVESTMENTS, PACER EMERGING MARKETS CASH COWS 100 ETF, PACIFIC SELECT FUND, PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO, PARAMETRIC EMERGING MARKETS FUND, PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, PAULIANO MANOEL PEREIRA, PAULO CESAR CASONATO ROQUE, PAULO CESAR SALVAMOURA PIRES, PAULO CEZAR PAGNIM, PAULO CRISTIANO DA SILVA, PAULO MARTINI, PAULO PURRENES PEIXOTO, PEDRO CARLOS COSENTINO, PEDRO FUCHTER NETO, PEDRO HENRIQUE PIVA DE OLIVEIRA, PEDRO IVAN MOREIRA DE SAMPAIO, PEOPLE S BANK OF CHINA, PGIM FUNDS PUBLIC LIMITED COMPANY, PGIM QUALIFYING INVESTOR FUNDS PLC, PHILADELPHIA GAS WORKS PENSION PLAN, PICTET - EMERGING MARKETS INDEX, PICTET - MULTI ASSET GLOBAL OPPORTUNITIES, PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER, PIMCO BERMUDA DYNAMIC MULTI-ASSET STRATEGY FUND, PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND, PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN, PIMCO FUNDS GLOBAL INVESTORS SERIES PLC, PIMCO RAE EMERGING MARKETS FUND LLC, POLICE AND FIREMEN'S RETIREMENT SYSTEM OF NEW JERS, POOL REINSURANCE COMPANY LIMITED, POTI LUIZ DE FREIRE LIRA, PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD, PUBLIC EMPLOYEES' LONG-TERM CARE FUND, PUBLIC EMPLOYEES PENSION PLAN, PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF COLORADO, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI, PUBLIC SECTOR PENSION INVESTMENT BOARD, QMA JP EMERGING MARKETS ALL CAP OFFSHORE FUND, LTD, QSMA1 LLC, QUILTER I. E. MARKETS EQUITY G. F. A SUB FUND OF Q. I. OEIC, QUILTER INVESTORS EMERGING MARKETS EQUITY INCOME F, REGINALDO GOMES DE LIMA, RENATO CLEMENTE PERES, RENATO GOULART RODRIGUES, RENATO PERRELLI PECANHA, RICARDO NOGUEIRA, RICARDO VASSAO DOS SANTOS, ROBERTO DE ARAUJO, ROBSON REY VIANA DE REZENDE, ROCHE U.S. RETIREMENT PLANS MASTER TRUST, RODOLFO RODRIGUES DA SILVA RUSSO, RODRIGO BERTEVELLI, RODRIGO CORREA CARRASCOZI, RODRIGO GUEDES DE CAMARGO, ROGERIO DE ARAUJO TEIXEIRA, RONNE PETERSON DE FARIA OLIVEIRA, RUSSEL EMERGING MARKETS EQUITY POOL, RUSSEL INVESTIMENT FUNDS NON.US. FUND, RUSSEL INVESTMENTS GLOBAL EQUITY POOL, RUSSEL OVERSEAS EQUITY POOL, RUSSELL INSTITUTIONAL FDS, LLC - RI EQUITY FD, RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND, RUSSELL INSTITUTIONAL FUNDS, LLC-RUSSELL GLOBAL EQUITY P F, RUSSELL INVESTMENT COMPANY - RUSSELL I D MARKETS FUND, RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND, RUSSELL INVESTMENT COMPANY GLOBAL EQUITY FUND, RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY, RUSSELL INVESTMENT COMPANY RUSSELL TAX-MANAGED INTERNATIONAL, RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL, RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND, RUSSELL INVESTMENTS CANADIAN DIVIDEND POOL, RUSSELL INVESTMENTS INTERNATIONAL SHARES FUND, RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S., RUSSELL TRUST COMPANY COMMINGLED EMPLOYEE BENEFIT FUNDS T, RUTGERS, THE STATE UNIVERSITY, S. F. AG O. B. O. S. (CH) I. F. V. S. (CH) I. E. F. E. M. R, SALT RIVER PIMA-MARICOPA INDIAN C, SALVADOR ROCHA LISBOA, SAN DIEGO CITY EMPLOYEES RETIREMENT SYSTEM, SAS TRUSTEE CORPORATION POOLED FUND, SCHWAB EMERGING MARKETS EQUITY ETF, SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF, SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND, SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF, SCOTIA PRIVATE EMERGING MARKETS POOL, SCOTTISH W I S F ICVC-E. MRKT PARIS-A INDEX E.T. FUND, SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL, SEBASTIAO DE SOUSA ALMEIDA, SEI CATHOLIC VALUES TRUST - CATHOLIC VALUES EQUITY FUND, SEI GLOBAL MASTER FUND PLC - THE SEI FACTOR ALLOCA, SEI INST INT TRUST EM MKTS EQUITY FUND, SEI INST INVEST TR WORLD EQ EX-US FUND, SEI SELECT EMERGING MARKETS EQUITY ETF, SERGIO ARAUJO DA SILVA, SERGIO DE LIMA DANTAS, SERGIO SUZUKI, SHELL TR (BERM) LTD AS TR O SHELL OV CON P F, SIDNEY MAURY SENTONA, SIONNA STRATEGIC INCOME FUND, SIX CIRCLES MANAGED EQUITY PORTFOLIO INTERNATIONAL, SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP, SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF, SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF, SPDR S&P EMERGING MARKETS EX-CHINA ETF, SPDR SP EMERGING MARKETS ETF, SPDR SP EMERGING MARKETS FUND, SPP EMERGING MARKETS PLUS, SPRUGOS INVESTMENTS VIII, L.L.C., SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST, SSGA SPDR ETFS EUROPE I PLC, SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY, ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD, STANLIB FUNDS LIMITED, STATE OF ALASKA RETIREMENT AND BENEFITS PLANS, STATE OF CALIFORNIA MASTER TRUST, STATE OF CONNECTICUT ACTING T. ITS TREASURER, STATE OF MINNESOTA STATE EMPLOYEES RET PLAN, STATE OF NEW MEXICO STATE INV. COUNCIL, STATE OF WYOMING, STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS, STATE STREET ACTIVE EM MKTS SEC LEND QP COM TR FD, STATE STREET ALL-COUNTRY W A NON-LENDING COMMON TRUST, STATE STREET EMERGING MARKETS E N-L C TRUST FUND, STATE STREET EMERGING MARKETS EQUITY INDEX FUND, STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F, STATE STREET GLOBAL A. L. S. - S. S. E. M. ESG S. E. E. F., STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND, STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO, STATE STREET ICAV, STATE STREET IRELAND UNIT TRUST, STATE STREET M BRAZIL I N L COMMON TRUST FUND, STATE STREET SCREENED MSCI ACWI MINIMUM VOLATILITY, STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC, STATE TREASURER OF MICH CUSTODIAN OF PUBLIC S EMPL RTMNT S, STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL, STICHTING DEPOSITARY APG EME MULTI CLIENT POOL, STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, STICHTING PENSIOENFDSVOOR DE WONINGCORPOR., STICHTING PENSIOENFONDS CAMPINA, STICHTING PENSIOENFONDS HOOGOVENS, STICHTING PENSIOENFONDS ING, STICHTING PENSIOENFONDS PGB, STICHTING PENSIOENFONDS VAN DE ABN AMRO BK NV, STICHTING PENSIOENFONDS VOOR DE ZORG EN WELZIJN, STICHTING PENSIOENFONDS WERK EN (RE)INTEGRATIE, STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME), STICHTING PHILIPS PENSIOENFONDS, STOREBRAND EMERGING MARKETS, STOREBRAND GLOBAL ALL COUNTRIES, STOREBRAND SICAV, SUELEM CONCEICAO LIMA LOPES, SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY, SUNAMERICA SERIES TRUST SA JPMORGAN EMERGING MARKETS PORTFOL, SUSANA FERMINO DE JESUS ADAO, SWISS FONDS AG, FAOBO SWC (CH) IND FD I - SWC CH I EQ F E MK, SWISSCANTO F. AG A. B. OF S. S. E. M. E. FUND, T ROWE PRICE FUNDS SICAV, TADEU LIMA TEIXEIRA, TD EMERGING MARKETS FUND, TEACHER RETIREMENT SYSTEM OF TEXAS, TEACHERS RETIREMENT SYSTEM OF OKLAHOMA, TEACHERS RETIREMENT SYSTEM OF THE CITY OF NEW YORK, TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS, TELSTRA SUPER PTY LTD T TELSTRA S SHEME, TERCIO HENRIQUE ALVES DOS SANTOS, TERESINHA DE JESUS F ANDRADE, TEXAS MUNICIPAL RETIREMENT SYSTEM, THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK, THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA, THE BOARD OF THE PENSION PROTECTION FUND, THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST, THE CAPTIVE INVESTORS FUND, THE CHASE MAN BK AS TR OF DELTA MASTER FD, THE CHURCH COMMISSIONERS FOR ENGLAND, THE EMERGING M.S. OF THE DFA I.T.CO., THE HARTFORD INTERNATIONAL VALUE FUND, THE INCUBATION FUND, LTD., THE MASTER TRT BK JPN TRUSTEE OF JPM BRICS5 MOTHER FUND, THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828, THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829, THE MASTER TRUST BANK OF JAPAN LTD. AS TR OF MTBJ400021579, THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021492, THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021536, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835, THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MTBJ400076142, THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FO, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ4000, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF, THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794, THE METHODIST HOSPITAL, THE MONETARY AUTHORITY OF SINGAPORE, THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN, THE REGENTS OF THE UNIVERSITY OF CALIFORNIA, THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND, THE WALT DISNEY COMPANY RETIREMENT PLAN MASTER TRUST, THIAGO TITO DE ANDRADE, THRIFT SAVINGS PLAN, THRIFT SAVINGS PLAN, TIAGO ARANHA LOBO, TIAGO CARNEIRO MENDES, TIAGO VIDAL DE CAMPOS, TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT, TRINITY COLLEGE CAMBRIDGE, TRPH CORPORATION, UBS FUND MANAGEMENT (SWITZERLAND) AG ON BEHALF OF ZURICH INV, UNIVERSAL INVEST LUXEMBOURG SA ON BEHALF OF UNIVEST, UNIVERSAL-INVESTMENT-GE. MBH ON B. OF LVUI EQ. EM. MKTS, UNIVERSAL-INVESTMENT-GESELLSCHAFT MBH ON BEHALF OF UI-S, USAA INTERNATIONAL FUND, UTAH STATE RETIREMENT SYSTEMS, UTD NAT RELIEF AND WORKS AG FOR PAL REFUGEE IN THE NEAR EAST, UTIMCO SP II LLC, VALDIVINO DE SOUZA FO, VALIC COMPANY I - EMERGING ECONOMIES FUND, VALTER JOSE CARVALHO CAMPOS, VANECK VECTORS MSCI MULTIFACTOR EMERGING MARKETS E, VANGUARD EMERGING MARKETS EX-CHINA ETF, VANGUARD EMERGING MARKETS SELECT STOCK FUND, VANGUARD EMERGING MARKETS SHARES INDEX FUND, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD ESG INTERNATIONAL, VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II, VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T, VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS, VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U, VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F, VANGUARD INTERNATIONAL SHARES HIGH YIELD FUND, VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F, VANGUARD INVESTMENT SERIES PLC, VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF, VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL, VENERABLE WORLD EQUITY FUND, VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER F, VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I, VERDIPAPIRFONDET KLP AKSJEFREMVOKSENDE MARKEDER ME, VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER, VERDIPAPIRFONDET STOREBRAND INDEKS NYE MARKEDER, VERIZON MASTER SAVINGS TRUST, VICTOR HUGO F CARVALHO, VICTOR MANTOVANI GOSCH, VICTORIAN FUNDS MAN C A T F V E M T, VICTORY MARKET NEUTRAL INCOME FUND, VICTORYSHARES USAA MSCI E. M. VALUE M. ETF, VIDALVO SILVINO DA COSTA FILHO, VIDENT INTERNATIONAL EQUITY FUND - WI, VINICIUS DOS SANTOS BRUM, VINICIUS MELLO DO LIVRAMENTO, VINICIUS TANAKA BALOGH, VIRGINIA RETIREMENT SYSTEM, VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND, VOYA VACS INDEX SERIES EM PORTFOLIO, VOYA VACS SERIES EME FUND, WAGNER DA SILVA AZEVEDO, WALDIR CORREA FERNANDES, WASHINGTON STATE INVESTMENT BOARD, WATER AND POWER EMPLOYEES RETIREMENT PLAN, WELL MANAG FUNDS (LUXEMBOURG) - WELL EMERG MKTS R E FUND, WELL MGT FUNDS (LUXEMBOURG) II SICAV - WELL GL M A T R FD, WELLINGTON COMPOUND GROWTH, L.P., WELLINGTON MANAGEMENT FUNDS (IRELAND) PLC, WELLINGTON MANAGEMENT FUNDS (LUXEMBOURG) III SICAV, WELLINGTON TRUST COMPANY N.A., WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL, WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL, WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL, WELLINGTON: NON-US EQUITY OFFSHORE MASTER LP, WELLS FARGO (LUX) WORLDWIDE FUND, WELLS FARGO EMERGING MARKETS EQUITY INCOME FUND, WESLEI GUADALUPE DE SOUZA, WILLIAM BLAIR COLLECTIVE INVESTMENT TRUST, WILLIAM BLAIR EMERGING MARKETS EX CHINA GROWTH FUN, WILLIAM BLAIR EMERGING MARKETS GROWTH FUND, WILLIAM BLAIR EMERGING MARKETS GROWTH FUND LLC, WILLIAM BLAIR EMERGING MARKETS GROWTH POOLED FUND, WILLIAM BLAIR EMERGING MARKETS LEADERS FUND, WILLIAM BLAIR EMERGING MARKETS LEADERS POOLED FUND, WILLIAM BLAIR SICAV, WILLIAM PERSCH, WILLIAMS APARECIDO TEIXEIRA, WILLIAN OLIVEIRA DA SILVA SANTOS, WILMINGTON MULTI-MANAGER ALTERNATIVES FUND, WILMINGTON TRUST FIDUCIARY SERVICES COMPANY C I T FOR E, WILMINGTON TRUST RETIREMENT AND INST S C COLLECTIVE I TRUST, WINSTON JENNING CHEN, XTRACKERS, XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF, ZENON MITSUSHIGUE KIMOTO, ZURICH FINANCIAL SERVICES UK PENSION SCHEME, NEO NAVITAS ITAÚ PREV MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA

Those attending in person:

TELEFÓNICA LATINOAMÉRICA HOLDING, S.L. TELEFÓNICA S.A. (p.p. Nathalia Pereira Leite)
TELEFÓNICA LATINOAMÉRICA HOLDING, S.L. TELEFÓNICA S.A. Represented by S3 Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (p.p. Nathalia Pereira Leite)

7

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 28th ORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 16th, 2026

ARROWSTREET INTERNATIONAL EQUITY - ALPHA EXTENSION FUND

ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED

FIDELITY COMMON CONTRACTUAL FUND II/FIDELITY GLOBAL EMERGING MARKETS EQUITY FUND

Represented by Itaú Unibanco S.A.

(p.p. Lívia Beatriz Silva do Prado)

AMUNDI INDEX SOLUTIONS Represented by S3 Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (p.p. Lívia Beatriz Silva do Prado)
SABATTINI PARTICIPAÇÕES LTDA. p. Gabriela Soares Pedercini

Others:

Luciana Doria Wilson

Fiscal Board Member

Gabriela Soares Pedercini

Fiscal Board Member

Marcos Antonio Martins

Company’s Accountant

Ricardo Novaes de Queiroz

PricewaterhouseCoopers Auditores Independentes Ltda.

I hereby certify that this is a faithful copy of the minutes of the 28th Ordinary Shareholders’ Meeting from Telefônica Brasil S.A., held on April 16th, 2026, drawn up in the Company's records.

____________________________________________

Nathalia Pereira Leite

Meeting Secretary

8

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 28th ORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 16th, 2026

Exhibit A

Final Summary Voting Map

9

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 28th ORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 16th, 2026

Final Summary Voting Map

Telefônica Brasil S.A. - 02.558.157/0001-62

Telefônica Brasil S.A. – Ordinary Shareholders Meeting - April 16, 2026, 2:00 p.m.

1.	Take the management accounts, as well as examine, discuss and vote on the Financial Statements, alongside the Management Report, the Independent Auditors’ Report, the Opinion of the Audit and Control Committee, and the Opinion of the Fiscal Council, for the fiscal year ended on December 31, 2025.

Common	Approve	Reject	Abstain
2,937,802,426	2,850,497,781	540,912	86,763,733

2.	Resolve on the results allocation proposal for the fiscal year ended on December 31, 2025.

Common	Approve	Reject	Abstain
2,937,802,426	2,934,682,904	76,314	3,043,208

3.1	Nomination of a candidate for election to the Fiscal Board separately by minority shareholders with voting rights;

1. Gabriela Soares Pedercini (effective member) / Isabella Farah Costa (alternate)
Common	Approve	Reject	Abstain
3,000,000	3,000,000	0	0

3.2	Nomination of candidates to the Fiscal Board;

1. Sergio Barcelos Dutra de Almeida (effective member) / Stael Prata Silva Filho (alternate)
Common	Approve	Reject	Abstain
2,934,802,426	2,933,099,361	559,439	1,143,626
2. Luciana Doria Wilson (effective member) / Charles Edwards Allen (alternate)
Common	Approve	Reject	Abstain
2,934,802,426	2,933,122,492	540,239	1,139,695

4.	Re-ratify the value of the global limit for the annual compensation of managers and members of the Fiscal Board of the Company for the fiscal year ended on December 31st, 2025;

Common	Approve	Reject	Abstain
2,937,802,426	2,771,048,007	163,546,707	3,207,712

5.	Set the amount of the global limit for the annual compensation of managers and members of the Fiscal Board for the fiscal year ending on December 31st, 2026 up to R$69,623,394.71

Common	Approve	Reject	Abstain
2,937,802,426	2,933,108,062	1,388,973	3,305,391

10

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 16, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director